UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):       ☒  Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR
For Period Ended:  December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bayou City Exploration, Inc.
Full Name of Registrant

Former Name if Applicable

632 Adams Street, Suite 700
Address of Principal Executive Office (Street and Number)

Bowling Green, KY 42101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Bayou City Exploration, Inc. (the “Company”) requires additional time to file its 10-K so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Larkin	(270)	842-2421
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net income of $532,395 in 2010 as compared to $783,073 in 2009.  The $250,678 decrease in net income in 2010 was primarily due to a significant increase in operating costs and decrease in other income, offset by a substantial increase in Company revenues from 2009 to 2010.

The Company saw a $341,741 increase in total operating costs from 2009 to 2010.  The increase in total operating costs was the result of the addition of $105,783 in marketing costs and a $47,623 increase in general and administrative costs from 2009 to 2010, coupled with a $298,128 increase in the costs of depletion and amortization from 2009 to 2010.  The depletion and amortization costs, which rose from $11,110 in 2009 to $309,238 in 2010, increased significantly due to a change in the estimates in calculating depreciation and depletion following a considerable decrease in the Company’s total reserves from 2009 to 2010.  These increases in operating costs during 2010 were offset by decreases in the Company’s lease operating expenses and production taxes as well as abandonment and dry hole costs from 2009 to 2010, which decreased $47,641 and $62,153 respectively.  The increase in total operating costs was offset by a $420,868 increase in total operating revenues, primarily from the gain on the sale of oil and gas assets, as well as a $250,678 decrease other income in 2010.  The decrease in other income was primarily the result of the forgiveness of debt in the amount of $167,344 in 2009 as compared to $2,064 in 2010 as well as bad debt recovery of $170,537 in 2009 compared to no bad debt recovery in 2010.

BAYOU CITY EXPLORATION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By /s/ Stephen C. Larkin, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).